SPECIAL MEETING OF SHAREHOLDERS
On December 5, 2016, a Special Meeting of Shareholders for the Fund was held to consider the following proposal.
The results of the proposal are indicated below.

Proposal 1 Election of Trustees:
 Net assets voted For 	Peter G. Gordon	        $100,521,179
 Net assets voted Against 		        $4,459,245
 Net assets voted For 	Timothy J. Penny	$100,655,166
 Net assets voted Against 		        $4,325,258
 Net assets voted For 	Michael S. Scofield	$100,651,454
 Net assets voted Against		        $4,328,970